SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM starts to sell tickets in three more stores of Casas Bahia

New stands in the units of Jardim Ângela, in São Paulo, and in the municipalities of  Mauá and Guarulhos expand the project to increase access by the population to airplane trips.

São Paulo, January 20th, 2011 – (BM&FBOVESPA: TAMM4, NYSE: TAM)We have today inaugurated new points of sale of air tickets in three more branches of Casas Bahia, located at Jardim Ângela, district of the Southern Zone of the capital, and in the municipalities of Mauá and Guarulhos, in the metropolitan area of São Paulo. With this expansion, there will be total six kiosks distributed in units of the retail network, where the client obtains easy finance to buy air tickets for all our destinations in Brazil and abroad.

"This successful partnership is part of our efforts to assure the flying comfort to the emerging classes.  Many Brazilians have already noticed that the air trip is not a privilege for a few and has been even more advantageous than going and coming by bus.  Our commitment is to expand such access even more,” states  Líbano Barroso, President of TAM Linhas Aéreas.

In each of the kiosks it is possible to divide the ticket cost in up to 6 installments free of interest, with payments as of R$ 20. Credit cards of all flags and the Casas Bahia credit card will be accepted.  The client also finds cheaper tariffs when buying 30 or more days in advance of the boarding date.  Whoever intends to travel by air during the July vacations, for instance, will find better tariffs if it buys the tickets still in January or February.

 “Last year, many people acquired cheaper tickets in advance purchase and for flights outside the peak hours.  Now, new publics have more access to our sales channels and may achieve their dreams, whether to rejoin with relatives and friends living far away or to come to know new destinations. All this swiftly, safely and without waiving the quality which we offer”, says Paulo Castello Branco, Commercial and Planning Vice-President, reminding that the flight hours which are mostly sold are between 7 and 10 a.m. and between 4:00 and 8:00 p.m.  The tariffs are lower for trips starting early afternoon and at night.

In August 2010, the Casas Bahia branches at Praça Ramos, Vila Nova Cachoeirinha and São Mateus, in  São Paulo, were the first one installing our tickets points of sale.  Now, with the initial success of the partnership, the company expands the project.

In our kiosk within Casas Bahia, the client finds trained professional to provide full guidelines and clarify doubts on the best travel options, flight hours and financing. As a large portion of this public is buying its first airplane ticket, our employees are qualified to explain the air transportation procedures, such as advanced arrival to the airport, check-in options, rules for luggage dispatch, care to be taken with personal belongings and immediate boarding.

Additionally, our Casas Bahia clients receive a printed booklet with useful information for any person flying for the first time.  Those with access to internet may also access the site www.tam.com.br/comoviajar, which has videos with didactic contents created especially for new passengers.

Such initiatives are part of our retail project, announced on August last year, to reinforce our actions to make air trips even more accessible to the Brazilian population.  Other actions shall be implemented along the year.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)
Jorge Bonduki Helito (IR Manager)
Marcus Vinicius Rojo Rodrigues (IR)
Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715
Fax: (11) 5582-8149
tamimprensa@tam.com.br
www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795
Cel. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 cities in Brazil and 18 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia. We are Brazil's leading airline, with market share of 43.3% in December 2010, and is also the country's leading player among Brazilian airlines that operate international routes, with 84.6% market share in December. With the largest passenger aircraft fleet in the country (151 planes), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 12 million tickets in exchange for points and is part of the Multiplus network, which today has 7.6 million members. Member of Star Alliance – the world's largest airline alliance – since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 20, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.